Exhibit 21.1

SUBSIDIARIES OF ALX ONCOLOGY HOLDINGS INC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ALX Oncology Limited	Ireland
ALX Oncology Incorporated	Delaware
Alexo Holding Limited	Malta
Alexo Therapeutics International	Cayman Islands
Sirpant Therapeutics	Cayman Islands
ScalmiBio, Inc.	Delaware